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BROWN-FORMAN OFFERS TO BUY UP TO 8.3 MILLION SHARES OF ITS COMMON STOCK

     LOUISVILLE, KY, FEBRUARY 3, 2003 -- Brown-Forman Corporation (NYSE: BFA,
BFB) announced today an offer to repurchase up to 1.5 million shares of its Class A common stock and 6.8 million shares of its Class B common stock under a "Dutch Auction" tender offer. The price offered for both classes of stock will be within a range of $63 to $73 per share, as more fully described below. On January 31, 2003, the closing price for Class A shares was $64.90 and the closing price for Class B shares was $62.14. The offer is subject to the terms and conditions described in offering materials being mailed to the Company's shareholders. The tender offer will expire at 12:00 midnight, New York City time on March 4, 2003, unless extended.

     Under the "Dutch Auction" tender offer, shareholders of Brown-Forman's Class A and Class B common stock will be invited to choose a price at which they are willing to sell their shares to the Company, within the range of $63 to $73 per share. The Company will then select a single purchase price that will allow it to buy up to 1.5 million shares of Class A stock and a single purchase price that will allow it to purchase up to 6.8 million shares of Class B stock. The Company will then buy all shares tendered at or below the selected price for each class of stock. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without proration and all other shares of that class will be purchased on a pro rata basis. Shareholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, as soon as practicable after the expiration of the offer period. Shares tendered at prices above the applicable purchase price and shares not purchased due to proration will be returned to tendering shareholders.

     Brown-Forman's Chief Executive Officer, Owsley Brown II, stated that the Company is making the offer because the Board of Directors believes that the purchase of shares pursuant to the offer constitutes a prudent use of the Company's financial resources.

     Neither Brown-Forman Corporation nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering shares. Each shareholder must make his or her own decision whether to tender and if so, how many shares to tender and at what price.

     This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company's stock. The offer is made solely by the Offer to Purchase and the related Letter of Transmittal. The full details of the offer, including complete instructions on how to tender shares, along with the transmittal forms and other information are being mailed to shareholders on or about February 4, 2003. Important information is contained in both the Offer to Purchase and the Letter of Transmittal and should be read by all shareholders. The documents will be available free of charge at the website of the United States Securities and Exchange Commission at www.sec.gov and through Brown-Forman's web site at www.brown-forman.com. The documents may also be obtained free of charge from the information agent.

     All inquiries regarding the procedures should be directed to the information agent, Georgeson Shareholder Communications, Inc. Banks and brokers should contact the information agent at 212-440-9800 and all others should call toll free at 866-203-2582. Goldman Sachs will serve as dealer manager for the tender offer and National City Investment Management Company will act as the depositary agent.

     Brown-Forman Corporation is a diversified producer and marketer of fine quality consumer products, including Jack Daniel's, Southern Comfort, Finlandia Vodka, Canadian Mist, Fetzer and Bolla Wines, Korbel California Champagnes, Lenox, Dansk and Gorham tableware and giftware and Hartmann Luggage.